Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VG Acquisition Corp.

Commission File No.: 001-39587

Virgin Group’s VG Acquisition Corp. Reminds Stockholders to Vote on its Proposed Business Combination with 23andMe, Inc.

NEW YORK and SUNNYVALE, Calif., June 2, 2021 – VG Acquisition Corp. (NYSE: VGAC), a special purpose acquisition company sponsored by Virgin Group (“VGAC” or the “Company”), reminds its shareholders to vote on the Company’s proposed business combination with 23andMe, Inc. (“23andMe”), a leading consumer genetics and research company, and the related proposals that will come before VGAC’s extraordinary general meeting of shareholders (the “Special Meeting”). The VGAC board unanimously recommends that shareholders vote “FOR” the business combination and the other proposals that will come before the Special Meeting.

The Special Meeting is scheduled for June 10, 2021 at 10:00 a.m. ET to approve, among other things, the business combination with 23andMe. The Special Meeting will be held at the offices of Davis Polk & Wardwell LLP located at 450 Lexington Ave., New York, New York 10017 and virtually via the Internet.

Shareholders of record as of the close of business on May 5, 2021 are entitled to vote on matters that come before the Special Meeting. The Company asks that all shareholders vote their shares regardless of how many shares they hold.

Shareholders are encouraged to submit their vote as soon as possible to ensure they are represented at the Special Meeting. Shareholders can vote their VGAC shares using one of the methods detailed below. Shareholders needing assistance in voting their VGAC shares can contact VGAC’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgac.info@investor.morrowsodali.com.

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Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form (“VIF”). This form was mailed to the address on record with your broker and also emailed if you elected electronic notification. You will need your voting control number which is included on the VIF to vote online at the VGAC meeting website (www.proxydocs.com/VGAC).

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Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the VIF mailed (or emailed) to you. You will need your voting control number which is included on the VIF to vote via automated telephone service.

If shareholders have not received their voting information, they are encouraged to reach out to their broker, bank or other nominee and request their control number and voting information so they can be sure to vote their VGAC shares and be represented at the Special Meeting.

If the proposals at the Special Meeting are approved, subject to the satisfaction or waiver (as applicable) of other customary closing conditions, the closing of the business combination is currently expected to occur on June 16, 2021. Upon the closing, VGAC will change its name to 23andMe Holding Co. (“New 23andMe”), and New23andMe Class A common stock and New23andMe warrants will be listed on The Nasdaq Global Select Market (“Nasdaq”). Trading is expected to begin on Nasdaq on June 17, 2021, under the new ticker symbol “ME” for the New23andMe Class A common stock and “MEUSW” for the New23andMe warrants.

About 23andMe, Inc.

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, 23andMe’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple Food and Drug Administration authorizations for genetic health risk reports. 23andMe has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions, and traits. The platform also powers the 23andMe therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About VG Acquisition Corp.

VG Acquisition Corp. was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The management team includes: Sir Richard Branson, founder of VGAC, a renowned global entrepreneur, and founder of the Virgin Group; Josh Bayliss, VGAC’s Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group’s strategic development, licensing of the brand globally, and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, VGAC’s Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group’s investment team and portfolio in North America. More information is available at https://vgacquisition.com/.

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the occurrence and anticipated timing of the Business Combination between VGAC and 23andMe and regarding the listing of shares of the combined company on Nasdaq. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on VGAC’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VGAC), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Business Combination, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Except as required by law, VGAC does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information About the Proposed Business Combination and Where To Find It

VGAC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended (the “Form S-4”), which included the definitive proxy statement of VGAC, a prospectus, and 23andMe’s consent solicitation statement. The Form S-4 was declared effective on May 14, 2021. The definitive proxy statement/prospectus and other proxy materials were mailed to VGAC’s shareholders of record as of the close of business on May 5, 2021. Shareholders of VGAC and other interested persons are advised to read the Form S-4, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed Business Combination because these documents contain important information about VGAC, 23andMe, and the Business Combination. Shareholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents and VGAC’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (https://www.sec.gov).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VGAC, 23andMe, and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from VGAC’s shareholders in connection with the Business Combination. Information regarding the names and interests in the proposed Business Combination of VGAC’s directors and officers is contained in VGAC’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is included in the Form S-4 (and the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

Contacts

Investor Relations:

23andMe

Sard Verbinnen & Co

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com

Media Relations:

23andMe

press@23andMe.com

Sard Verbinnen & Co

Paul Kranhold / John Christiansen / Chris Kittredge 23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com